May 10, 2010

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office Securities Commission of Newfoundland and Labrador

Ladies and Gentlemen:

MAG Silver Corp. – Final Short Form Prospectus

We refer to the final short form prospectus (the “Prospectus”) of MAG Silver Corp. dated May 10, 2010.

We hereby consent to the reference in the Prospectus to our opinion under the heading “Eligibility for Investment” and to the reference to our firm name in that section, on the cover page and under the heading “Legal Matters”.

We confirm that we have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees. It is not to be referred to in whole or in part in the Prospectus or any similar document and is not to be relied upon for any other purpose.

Yours very truly,

LAWSON LUNDELL LLP

(Signed)  Lawson Lundell LLP